March 18, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn: Jan Woo

Re: Amtech Systems, Inc.

Registration Statement on Form S-3

File No. 333-294296

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Amtech Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Monday, March 23, 2026, or as soon thereafter as practicable.

This letter shall also serve to confirm that the Company is filing the above-referenced registration statement under General Instruction I.B.6 of Form S-3.

Thank you for your assistance. Should you have any questions, please contact Gregory R. Hall of DLA Piper LLP (US) at (480) 606-5116.

Very truly yours,

AMTECH SYSTEMS, INC.

/s/ Robert C. Daigle

Robert C. Daigle

President and Chief Executive Officer